SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Golub Capital BDC 3, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Lawrence E. Golub

c/o Golub Capital BDC 3, Inc.

666 Fifth Avenue, 18th Floor

New York, NY 10103

(212) 750-6060

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons. Lawrence E. Golub

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,619.760

	8.	Shared Voting Power 993.328

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 147,366.666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 147,366.666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Golub Capital BDC 3, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 666 Fifth Avenue, 18th Floor, New York, NY 10103.

Item 2.	Identity and Background

(a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by Lawrence E. Golub (“Mr. Golub”).

(b)	The business address of Mr. Golub is c/o Golub Capital BDC 3, Inc., 666 Fifth Avenue, 18th Floor, New York, NY 10103.

(c)	Mr. Golub is the Chief Executive Officer of Golub Capital LLC and also serves as the Chairman and a member of the Board of Directors of the Issuer. The address of the principal executive offices of Golub Capital LLC is 666 Fifth Avenue, 18th Floor, New York, NY 10103 and the address of the principal executive offices of the Issuer is 666 Fifth Avenue, 18th Floor, New York, NY 10103.

(d)	During the last five years, Mr. Golub has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Golub has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Golub is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The acquisition of Common Stock reported on this Schedule 13D held by GCOP LLC and GEMS Fund 4, L.P. (“GEMS Fund 4”) was funded using cash on hand at GCOP LLC and funds drawn down from investors in GEMS Fund 4, respectively.

Item 4.	Purpose of Transaction

Each of GCOP LLC and GEMS Fund 4 acquired the shares of Common Stock for investment purposes. GEMS Fund 4 has entered into a subscription agreement in the amount of $27,500,000 (the “Subscription Agreement”) to purchase shares of Common Stock in one or more private placement transactions. Under the terms of the Subscription Agreement, GEMS Fund 4 is required to fund drawdowns to purchase Common Stock, at a price per share equal to the most recent net asset value per share as determined by the Issuer’s board of directors, subject to adjustment to the extent required by Section 23 of the Investment Company Act of 1940, as amended, up to the amount of its subscription on an as-needed basis as determined by the Issuer with a minimum of 10 calendar days’ prior notice.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, Mr. Golub may be deemed to be the beneficial owner of 147,366.666 shares of Common Stock, representing 13.9% of the total issued and outstanding shares of Common Stock. As set forth below, Mr. Golub’s beneficial ownership of Common Stock is comprised of his indirect beneficial ownership of the 700 shares of Common Stock and 146,666.666 shares of Common Stock owned by GCOP LLC and GEMS Fund 4, respectively. All percentages set forth in this statement on Schedule 13D are based upon the 1,057,233.339 shares of Common Stock issued and outstanding as of the date hereof.

Mr. Golub, together with David B. Golub, is a control person of GCOP LLC. Due to his control of GCOP LLC, Mr. Golub may be viewed as having shared voting and dispositive power over all of the 700 shares of Common Stock owned directly by such entity.

Mr. Golub, together with David B. Golub, is a control person of GC Advisors LLC, the investment adviser of GEMS Fund 4. Due to his control of GEMS Fund 4, Mr. Golub may be viewed as having shared dispositive power over all of the 146,666.666 shares of Common Stock owned directly by such entity although voting rights to the Common Stock have been passed through to the partners of such entity. Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein, which interest is set forth below.

Mr. Golub indirectly beneficially owns 13,913.088 shares of Common Stock through investments in GEMS Fund 4, which directly owns 146,666.666 shares of Common Stock.  Mr. Golub has sole voting power over 13,619.760 shares and shared voting power over 293.328 shares, as the voting rights to the Common Stock owned by GEMS Fund 4 have been passed through to the partners of such entity.

During the past sixty days, GEMS Fund 4 has acquired an aggregate of 146,666.666 shares of Common Stock, which shares were issued or scheduled to be issued on October 16, 2017, November 10, 2017, December 4, 2017, December 21, 2017, and December 29, 2017, in each case for a purchase price per share of Common Stock of $15.00. Such purchases were made by GEMS Fund 4 pursuant to the terms of the Subscription Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The description in Item 4 of the Subscription Agreement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2017

/s/ Lawrence E. Golub
Lawrence E. Golub